SO 11/25/03



03053528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

** AF 11-25-2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson (215) 887-8111 ext. 1258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

Notarial Seal
Carolyn M. Nolan, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires June 11, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition as of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholders of
Lincoln Investment Planning, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lincoln Investment Planning, Inc. and Subsidiaries (the "Company," a Subchapter S Corporation) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 1, the Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

PricewaterhouseCoopers LLP

February 17, 2003

Lincoln Investment Planning, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 6,082,187
Cash and repurchase agreements – segregated under federal and other regulations	2,525,516
Securities owned, at market value (cost $2,204,000)	1,970,742
Commissions receivable	1,568,100
Fees receivable	60,888
Advances to financial reps, net of allowance for doubtful accounts of $72,510	395,807
Receivable from mutual fund	789
Receivable from customer	2,114
Prepaid expenses and taxes	521,107
Notes receivable, net of allowance for doubtful accounts of $7,295	494,428
Furniture, fixtures, and equipment, net of accumulated depreciation of $15,523	5,975
Deposits with clearing organizations	48,848
Goodwill	603,934
Other assets	194,504
Total assets	$ 14,474,939

Liabilities And Stockholders' Equity	
Payable to customers (all free credit balances)	$ 552,895
Commissions payable	1,791,089
Payable to retirement plan	229,567
Accounts payable and accrued expenses	2,253,639
Payroll taxes payable	12,521
Deferred advisory revenue	433,915
Sub S distribution payable	339,200
Notes payable, net of unamortized discount of $18,510	281,490
	5,894,316
Commitments and contingencies (See Note 11)	
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued and outstanding 1,204 shares	1
Non-voting; authorized 1,000,000 shares at $.001 par; issued and outstanding 119,254 shares	119
Additional paid-in capital	570,307
Retained earnings	8,223,842
Less: Treasury stock - 12,511 shares at cost	(213,646)
Total stockholders' equity	8,580,623
Total liabilities and stockholders' equity	$ 14,474,939

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization
Lincoln Investment Planning, Inc. and Subsidiaries (the "Company") is a broker dealer registered with the National Association of Securities Dealers (NASD) and an investment advisor registered with the Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. ("LIP") was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. ("LIPH") is a wholly owned subsidiary of LIP. This entity was formed in December 1998 and is a Delaware Holding Company organized under Delaware law. Main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Lincoln Acquisition Corporation ("LAC") is a wholly owned subsidiary of LIP. This entity was formed in April 2000 and is a Delaware Corporation. Business activities of LAC are similar to those of LIP. LAC is the parent of Linmass, Inc., also a Delaware Corporation, formed in April 2000 to purchase and operate a sales office in Massachusetts.

Basis of Presentation
The consolidated financial statement includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

Security Transactions
Security transactions and related commissions are recorded on a settlement-date basis. There would be no material effect on the financial statement if these transactions were recorded on a trade-date basis.

The Company clears certain of its customer transactions through a clearing organization on a fully disclosed basis.

Investment Advisory Fees
Investment advisory fees and related expenses are recognized ratably over the associated billing period.

Cash and Cash Equivalents
Cash and cash equivalents are defined as demand deposits, money market accounts, and overnight investments at banks.

Cash and Repurchase Agreements Segregated under Federal Regulations
Cash of $75,516 and repurchase agreements valued at $2,450,000, earning .75% interest dated December 30, 2002, maturing on January 6, 2003 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual

amounts including accrued interest. Collateral underlying repurchase agreements outstanding consists of a U.S Treasury Bond that matures on January 15, 2008, earns interest of 3.625% and has a market value of $2,499,246 as of December 31, 2002.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets range from five to ten years.

When furniture, fixtures and equipment are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Income Taxes
The Company has elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code effective January 1, 1993. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and Pennsylvania income taxes on their share of the Company's taxable income. However, the Company is liable for income taxes to certain states other than Pennsylvania. Subchapter S distributions payable at December 31, 2002 were $339,200.

Goodwill
Goodwill is stated at the excess of fair value over cost of assets acquired. The Company had $862,762 of unamortized goodwill at December 31, 2001. Beginning January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). This pronouncement changes the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. Accordingly, the Company no longer records amortization relating to its existing goodwill. Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. Prior to January 1, 2002, the Company amortized goodwill on a straight-line basis over 5 years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant estimates include allowances for doubtful accounts and certain accrued expenses.

2. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum net capital, equal to the greater of $250,000. At December 31, 2002, the Company had net capital of $4,498,332, which was 212,788% of aggregate debit balances and $ 4,248,332 in excess of the minimum net capital requirement.

3. Retirement Plans

The Company has a defined contribution profit sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Enrollment dates are January 1, April 1, July 1, and October 1. Employees are eligible for the Profit Sharing component once they have worked for one full year in which they completed 1000 hours of service.

Under the plan, eligible participating employees may elect to contribute up to $11,000 or $12,000 if they turn 50 years of age or older during the plan year. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

4. Securities Owned

Securities owned consist of marketable mutual funds that are stated at market value and are held by a clearing broker who may rehypothecate them. The cost and market value of securities owned at December 31, 2002 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Mutual Funds	$2,034,289	$ 13,990	$(247,248)	$1,801,031
Certificate of Deposits	110,030			110,030
Money Market Mutual Funds	59,681			59,681
	$2,204,000	$ 13,990	$(247,248)	$1,970,742

5. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except the notes payable. The estimated fair values of this financial instrument at December 31, 2002 is as follows:

	Carrying Amount	Fair Value
Notes payable	$ 281,490	$ 283,146

The fair value estimate of the Company's notes payable is based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

6. Commissions, Advisory Fees and Other Fees Receivable

Commissions, advisory fees and other fees receivable arise from selling mutual fund shares and providing investment advisory services to investors.

7. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statement.

8. Furniture, Fixtures, and Equipment

At December 31, 2002, furniture, fixtures and equipment consisted of the following:

Furniture and fixtures	$ 20,654
Office equipment	844
	21,498
Less : Accumulated depreciation	(15,523)
	$ 5,975

9. Notes Payable

At December 31, 2002, Notes Payable consisted of the following:

	Principal	Unamortized Discount
Noninterest-bearing note issued in connection with acquisition of goodwill, due October 2003 (discount is based on imputed interest rate of 10.25%)	$ 300,000	$ 18,510
	$ 300,000	$ 18,510

10. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters is in Wyncote, Pennsylvania. Sales offices are maintained in several other locations in Pennsylvania, New Jersey and other states.

Future minimum rental commitments under lease agreements in effect at December 31, 2002 are as follows:

	Lease Obligations
2003	$1,989,918
2004	1,194,624
2005	651,642
2006	219,039
2007 and Thereafter	59,927
	$4,115,150

The Company is contingently liable under various arrangements that guarantee debt of some of their financial representatives aggregating approximately $62,363 at December 31, 2002.

11. Agreements with Carrying Brokers

The Company has entered into an agreement with a broker (the "carrying broker") to execute certain securities transactions on behalf of its customers. The Company fully discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker that results from a customer's failure to complete securities transactions as provided for in the agreements. Management believes that no provision for losses is required in the financial statements relating to these transactions.

12. Related Party Transactions

The Company leases its headquarters under an operating lease with 218 Glenside Avenue Partnership. The Chairman and certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders.

The Company received administrative revenue from Lincoln Advisors of Texas, Inc. and Lincoln Investment Planning Insurance Agency, Inc., corporations owned by the Company's president and stockholder, and a monthly fee associated with the processing cost of handling all accounting and commission activity of Linsure, Inc. (affiliated by common ownership).

13. Concentration of Credit Risk from Cash Deposits

The Company maintains cash balances in financial institutions located in Pennsylvania, Delaware, and New York. In certain instances, the Company's cash balances exceeded the federally insured limits of $100,000 per institution.

14. Consolidated Subsidiaries

Intercompany asset and liability balances were eliminated in consolidation.

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the NASD for inclusion in the Company's net capital computations. There were no changes in these balances during 2002.

15. Gain on Sale from Book of Business

During 2002, the Company sold a portion of a book of business. The portion of the business sold represented approximately 30% of the book of business which was originally purchased in May 2000. At the time of the original purchase, the Company recorded $1,336,459 of goodwill which had been amortizing over five years, up until 2002, when the Company adopted FAS 142 (see Note 1). The business was sold for $500,000 which reduced unamortized goodwill of approximately $258,828 and recorded a gain of $241,172 from the sale.